ASX RELEASE | September 28, 2020 | ASX: PLL; NASDAQ: PLL

PIEDMONT LITHIUM SIGNS SALES AGREEMENT WITH TESLA
•	Piedmont enters into binding sales agreement to supply spodumene concentrate to Tesla
•	Five-year fixed-price binding agreement with optional five-year extension
•	Agreement confirms the strategic nature of Piedmont’s unique American spodumene deposit
•	Discussions are ongoing with respect to other lithium and by-product sales arrangements

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has entered into a binding agreement (“Agreement”) with Tesla, Inc. (“Tesla”) for the supply of spodumene concentrate (“SC6”) from Piedmont’s North Carolina deposit to Tesla.
The Agreement is for an initial five-year term on a fixed-price binding purchase commitment from the delivery of first product, and may be extended by mutual agreement for a second five-year term. The Agreement covers a fixed commitment representing approximately one-third of Piedmont’s planned SC6 production of 160,000 tonnes per annum for the initial five-year term as well as an additional quantity to be delivered at Tesla’s option. The SC6 sales are expected to generate between 10-20% of Piedmont’s total revenues from its proposed integrated mine-to-hydroxide project for the initial five-year term. The Agreement is conditional upon Tesla and Piedmont agreeing to a start date for spodumene concentrate deliveries between July 2022 and July 2023 based on the development schedules of both parties.
Keith D. Phillips, President and Chief Executive Officer, commented: “We are excited to be working with Tesla, which represents the start of the first US domestic lithium supply chain and a disruption to the current value chain.  The Agreement highlights the strategic importance of Piedmont’s unique American spodumene deposit and confirms the trend toward spodumene as the preferred feedstock for the lithium hydroxide required in high-nickel batteries.
“We will now accelerate our mine/concentrator development to support Tesla’s plans, work to further expand our mineral resources, and potentially increase our planned annual spodumene concentrate production capacity.  We will simultaneously be advancing our plans to produce lithium hydroxide in North Carolina, using a combination of internally produced spodumene concentrate as well as material sourced from other producers around the world.”
Piedmont confirms that all material assumptions underpinning the results of its previously announced integrated scoping study (refer ASX announcement dated May 26, 2020) continue to apply and have not materially changed, including Benchmark Mineral Intelligence pricing and tonnes per annum assumptions.
For further information, contact:

Keith Phillips	Tim McKenna
President & CEO	Investor and Government Relations
T: +1 973 809 0505	T: +1 732 331 6457
E: kphillips@piedmontlithium.com	E: tmckenna@piedmontlithium.com

About Piedmont
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement

The information in this announcement that relates to Exploration Results, Metallurgical Testwork Results, Exploration Targets, Mineral Resources, Concentrator Process Design, Concentrator Capital Costs, Concentrator Operating Costs, Mining Engineering and Mining Schedule is extracted from the Company’s ASX announcements dated July 23, 2020, May 26, 2020, June 25, 2019, April 24, 2019, and September 6, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

This announcement has been authorized for release by the Company’s Board of Directors.
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